UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 7, 2020

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	7 May 2020

Release Number	05/20

BHP Board appointments

BHP Chairman, Ken MacKenzie, today announced the appointment of Dion Weisler and Xiaoqun Clever to the BHP Board as independent Non-executive Directors. Mr Weisler’s appointment is effective 1 June 2020, and Ms Clever’s appointment is effective 1 October 2020.

Mr Weisler has extensive global executive experience, including in chief executive officer and operational roles. He served as the President and Chief Executive Officer of HP Inc. from 2015 to 2019. Prior to this, Mr Weisler held senior executive roles at HP Co., Lenovo Group, Telstra Corporation and Acer Inc. In his executive roles with HP Co. and Lenovo Group he was responsible for various operations in Asia Pacific and globally. He has public company board experience, as a director on the boards of Thermo Fisher Scientific, Inc. since 2017, and HP Inc. since 2015.

Ms Clever has over 20 years’ global experience in technology with a focus on software engineering, data and analytics, cyber security and digitalisation. Ms Clever held various roles with SAP SE from 1997 to 2013, including Chief Operating Officer of Technology and Innovation, Senior Vice President of Design and New Applications and Executive Vice President and President of Labs in China. Since 2014, Ms Clever has held senior roles at Ringier AG and ProSiebenSat.1 Media SE as Chief Technology Officer. She currently serves on the board of Capgemini SE and Infineon Technologies AG.

Mr MacKenzie said both appointments would be excellent additions to the BHP Board.

“We are delighted that Dion and Xiaoqun are joining the BHP Board. Dion will bring to the Board his operations, transformation and commercial experience in the global information technology sector, a focus on capital discipline, as well as perspectives on current and emerging ESG issues. Xiaoqun has extensive global experience in the technology sector, including in China, which will enable her to make significant contributions in relation to the execution of BHP’s strategy and risk management.

“The appointments of Dion and Xiaoqun are the result of our rigorous and structured Board renewal process which continuously assesses the attributes, skills, experience, diversity and tenure necessary for the Board to govern BHP effectively over the long-term.”

Dion Weisler

Dion Weisler, 52, served as President and CEO of HP Inc. from 2015 to 2019, and prior to this was the Executive Vice President, Printing and Personal Systems Group, USA (2013 to 2015), and the Senior Vice President and Managing Director, Printer and Personal Systems, Asia Pacific and Japan (2012 to 2013) at HP Co. Since stepping down from his role as President and CEO in 2019, Mr Weisler remains as a director and Senior Executive Adviser at HP Inc.

Prior to his role at HP Inc., Mr Weisler was based in China and other parts of Asia, and held senior roles at Lenovo Group Limited, including as Vice President and Chief Operating Officer of the Product and Mobile Internet Digital Home Groups (2008 to 2011), and as Vice President and General Manager, South East Asia (2007 to 2008).

Mr Weisler also had experience at Telstra Corporation as the General Manager Conferencing and Collaboration (2002 to 2007), and from 1987 to 2001 held various positions at Acer Inc., including as Managing Director, Acer UK.

Mr Weisler is a director of Thermo Fisher Scientific Inc. and HP Inc.

Mr Weisler has a Bachelor of Applied Science in Computing, and an Honorary Doctorate of Laws from Monash University.

Xiaoqun Clever

Xiaoqun Clever, 49, has over 20 years’ experience in technology. From 1997 to 2013, Ms Clever held various roles at SAP SE, including as Chief Operating Officer of Technology and Innovation, Senior Vice President of Design and New Applications and Executive Vice President and President of Labs in China. Since 2014, Ms Clever has held senior executive roles, including as the Chief Technology Officer at ProSiebenSat.1 Media SE (2014 to 2015) and Chief Technology and Data Officer at Ringier AG (2016 to 2019).

Ms Clever has been a director of Capgemini SE since 2019 and a member of the Supervisory Board of Infineon Technologies AG since February 2020.

Ms Clever has an Executive MBA from the University of West Florida and a diploma in Computer Science and International Marketing from the Karlsruhe Institute of Technology (Germany). She also studied Computer Science & Technology at the University TsingHua of Beijing (China).

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

Caroline Cox

Group General Counsel & Company Secretary

Media Relations

Email: media.relations@bhp.com

Australia and Asia

Gabrielle Notley

Tel: +61 3 9609 3830 Mobile: +61 411 071 715

Europe, Middle East and Africa

Neil Burrows

Tel: +44 20 7802 7484 Mobile: +44 7786 661 683

Americas

Judy Dane

Tel: +1 713 961 8283 Mobile: +1 713 299 5342

Investor Relations

Email: investor.relations@bhp.com

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: + 61 499 249 005

Europe, Middle East and Africa

Elisa Morniroli

Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Americas

Brian Massey

Tel: +1 713 296 7919 Mobile: +1 832 870 7677

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia Follow us on social media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: May 7, 2020	By:	/s/ Caroline Cox
	Name:	Caroline Cox
	Title:	Group General Counsel & Company Secretary